EXHIBIT 99.2

For Immediate Release	NEWS RELEASE

PF ACQUISITION OF FLORIDA ANNOUNCES MAKING “GOING PRIVATE” PROPOSAL

TO PARLUX FRAGRANCES, INC. AT $29.00 PER SHARE

Ft. Lauderdale FL--- June 13, 2006---PF Acquisition of Florida LLC, a Delaware limited liability company, announced today that it has made a proposal to the Board of Directors of Parlux Fragrances, Inc. (NASDAQ: PARL) to acquire all of the outstanding shares of the Company other than those owned by Ilia Lekach, IZJD Corp. and Pacific Investment Group, Inc., for $29.00 per share in cash. Ilia Lekach, IZJD Corp. and Pacific Investment Group, Inc. have agreed to contribute their interests in Parlux Fragrances to PF Acquisition of Florida. Mr. Lekach is the Chairman of the Board and Chief Executive Officer of Parlux Fragrances. Under the proposal, the holders of outstanding stock options, other than Mr. Lekach, would receive the difference between $29.00 and the exercise price of the stock options. A copy of the text of the proposal letter is set forth below. The proposal is subject to financing and other contingencies referred to in the proposal letter.

Mr. Lekach is making this proposal at this time to eliminate the substantial public company compliance costs currently incurred by the Company and to end the disruptions in the Company’s operations caused primarily by short sellers

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[Adorno & Yoss LLP Letterhead]

June 13, 2006

The	Board of Directors

Parlux Fragrances, Inc.

3725 S.W. 30th Avenue

Fort Lauderdale, FL 33312

Re:    Proposed Purchase of Shares of Parlux Fragrances, Inc. (the “Company”)

Ladies and Gentlemen:

On behalf of our client, PF Acquisition of Florida LLC (“Acquisition Co.”), a Delaware limited liability company, we are pleased to submit to you a proposal, subject to the mutual execution of a definitive agreement, pursuant to which Acquisition Co. would acquire all of the outstanding common stock of the Company which is not directly or indirectly owned by Ilia Lekach, at a cash purchase price of $29.00 per share. Acquisition Co., is presently owned by Ilia Lekach. Mr. Lekach, IZJD Corp., a Florida corporation, and Pacific Investments Group, Inc., a Florida corporation, have agreed to contribute their shares of common stock of Parlux Fragrances to Acquisition Co. in exchange for membership interests in Acquisition Co.

In July 2005, the Company hired Citigroup and Oppenheimer to seek a sale of the Company. However, to date, this effort has not resulted in a qualified proposal from a third party to acquire the Company. Consequently, the price of $29.00 per share, which represents a premium of approximately 58% over $18.40 per share (the closing price of the Company’s common stock as publicly quoted on June 12, 2006) should fulfill the Company’s original objectives when it began exploring its options in 2005. The closing of this proposed transaction will be on or before November 30, 2006. All stock options other than those held by Ilia Lekach would be cashed out at a price equal to the difference of $29.00 and the exercise price for each option.

Certain funds necessary to complete the acquisition may be obtained through a variety of financing alternatives including, but not limited to, private equity investments in Acquisition Co., by private equity firms to be selected in the future on terms to be negotiated, the sale proceeds of assets held by Ilia Lekach, and borrowings by Acquisition Co. As such, this proposal is contingent upon third party financing. Furthermore, this proposal assumes that there will be no regulatory delays, although customary filings with the Securities and Exchange Commission will be required. Lastly, this offer is also contingent upon the execution of a definitive merger agreement containing customary closing conditions (including an appropriate “break-up fee”), the approval by the Company’s Board of Directors and approval of the majority of the shareholders of the Company voting at the meeting, other than Mr. Lekach.

We understand that the Special Committee (a committee of independent members of the Company’s Board of Directors), will consider this proposal and seek advice from its own legal counsel and financial advisor in this regard. Acquisition Co. is prepared to proceed immediately with negotiations with the Special Committee and its advisors with the goal of producing a mutually-satisfactory merger agreement as promptly as possible.

Please contact the undersigned at (305) 460-1469 in order to establish a framework for further discussions in this regard.

Sincerely,

/s/ Seth P. Joseph
Seth P. Joseph

SPJ/ls

cc:	Glenn Gopman
Esther Egozi Choukroun
David Stone
Jaya Koder Zebede
Isaac Lekach